4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001164734
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Spherion Corporation
  914536
  <IRS-NUMBER>36-3536544
</SUBJECT-COMPANY>
<PERIOD>04/30/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Bourke, Peter T
   2050 Spectrum Boulevard


   Fort Lauderdale, FL 33309
2. Issuer Name and Ticker or Trading Symbol
   Spherion Corporation (SFN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   04/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President, Outsourcing Group
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/30/03    M        10,000.0000   A  $0.0000                     D  Direct
Common Stock                                  04/30/03    M        4,952.0000    A  $0.0000                     D  Direct
Common Stock                                  04/30/03    F        1,658.0000 (1)D  $4.3500                     D  Direct
Common Stock                                  04/30/03    M        14,927.0000   A  $0.0000                     D  Direct
Common Stock                                  04/30/03    F        5,070.0000 (1)D  $4.3500      39,193.0000    D  Direct
Common Stock                                                                                     580.8510       I  By 401(k) plan
Common Stock                                                                                     4,431.1790     I  By DCP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units           $0.0000         04/30/03       M                          4,952.0000                    10/06/10
Deferred Stock Units           $0.0000         04/30/03       M                          10,000.0000                  04/10/11
Deferred Stock Units           $0.0000         04/30/03       M                          14,927.0000                   05/31/11

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units           04/30/03  Common Stock                   4,952.0000                0.0000        D   Direct
Deferred Stock Units           04/30/03  Common Stock                   10,000.0000               0.0000        D   Direct
Deferred Stock Units           04/30/03  Common Stock                   14,927.0000               0.0000       D   Direct

Explanation of Responses:

(1)
Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units.

SIGNATURE OF REPORTING PERSON
/S/ By: Kelly C Rosenbaum
    For: Peter T Bourke
DATE 05/01/03